1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]  Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANZHOU COAL MINING COMPANY LIMITED (Registrant)

Date August 21, 2003	By:	/s/ CHEN GUANGSHUI
Chen Guangshui, Secretary

Exhibit 99.1

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2003

Yanzhou Coal Mining Company Limited (the “Company”) is pleased to announce the unaudited interim operating results of the Company for the six months ended 30th June, 2003:

* Net sales was RMB3,504.6 million (or approximately US$423.3 million, or HK$3,301.7 million), an increase of 17.0% as compared with the net sales of RMB2,996.6 million (or approximately US$361.9 million, or HK$2,822.8 million) for the same period last year.

* Net income was RMB738.0 million (or approximately US$89.13 million, or HK$695.2 million), an increase of 6.0% as compared with the net income of RMB696.4 million (or approximately US$84.1 million, or HK$656.2 million) for the same period last year.

In the first half of 2003, net sales of the Company were RMB3,504.6 million, representing an increase of RMB508 million or 17.0% over the same period last year. Net income was RMB738 million, representing an increase of RMB41.579 million or 6.0% as compared to the same period last year. Raw coal production was 21.84 million tonnes, an increase of 2.54 million tonnes or 13.2% as compared to the same period last year. Coal sales were 19.98 million tonnes, representing an increase of 3.8 million tonnes or 23.5% over the same period last year. Coal deliveries made by the special purpose coal transportation railway assets (the “Railway Assets”) were 13.86 million tonnes, representing an increase of 0.79 million tonnes or 6.0% over the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June		Year ended 31st December
	2003	2002	% change as compared to same period last year (+/-)	2002
	(RMB’000) (unaudited)	(RMB’000) (unaudited)		(RMB’000) (audited)
Net sales
Coal net sales	3,428,625	2,928,609	17.1	6,213,901
Domestic	2,181,385	1,583,981	37.7	3,413,955
Export	1,247,240	1,344,628	-7.2	2,799,946
Railway transportation service income	75,989	67,991	11.8	142,471
Total net sales	3,504,614	2,996,600	17.0	6,356,372
Gross profit	1,635,706	1,539,770	6.2	2,993,471
Operating income	1,057,027	1,048,859	0.8	1,866,141
Interest expenses	(37,971)	(63,988)	-40.7	(117,929)
Income before income taxes	1,019,056	984,871	3.5	1,748,212
Net income	737,966	696,387	6.0	1,221,999
Net cash from operating activities	831,369	1,028,784	-19.2	2,239,712
Earnings per share (RMB/share)	0.257	0.243	6.0	0.426

	As at 30th June		As at 31st December
	2003	2002	2002
	(RMB’000) (unaudited)	(RMB’000) (unaudited)	(RMB’000) (unaudited)
Current assets	3,935,471	3,723,716	3,820,163
Current liabilities	1,676,447	1,679,491	1,662,734
Total assets	12,776,306	12,425,814	12,924,045
Shareholder’s equity	10,434,519	9,469,421	9,995,033
Return on net assets (%)	7.07	7.35	12.23
Net asset value per share (RMB/share)	3.64	3.30	3.48

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2003 and 2002 respectively, which were prepared in accordance with IFRS.

Coal Production

The Company continued to carry out measures to increase its production capacity in the first half of 2003. This has led to a steady increase in coal output. Raw coal production increased 2.54 million tonnes, or 13.2%, to 21.84 million tonnes for the first six months of 2003 as compared to the same period in 2002. The increase in coal output was mainly due to: 1. an increase of 1.99 million tonnes or 31.8% in raw coal output of Jining III coal mine; and 2. an increase of 1.35 million tonnes or 8.7% in raw coal output of the Company’s five other coal mines . In the first half of 2003, salable coal production was 20.30 million tonnes, representing an increase of 2.17 million tonnes or 12.0% as compared to the same period last year.

Coal Sales

The Company implemented the operating strategies of “increasing sales volume, stabilizing export volume” to increase sales volume of the high-priced and high quality clean coal in the first half of 2003. As a result, sales volume increased 3.80 million tonnes, or 23.5%, to 19.98 million tonnes as compared to the same period last year. Sales to the domestic market were 13.12 million tonnes, representing an increase of 3.68 million tonnes, or 39.0%, as compared to the same period of last year. The sales increase in the domestic market was attributable to the increase in sales of No.2 clean coal, No.3 clean coal, raw coal, blended coal and other types of coal by 0.23 million tonnes, 0.54 million tonnes, 1.52 million tonnes and 1.39 million tonnes respectively over the same period last year. Sales to the export market was 6.86 million tonnes, indicating an increase of 0.12 million tonnes, or 1.7%, as compared to the same period last year. Increase in export sales was mainly due to the increase in sales of No. 2 clean coal by 0.90 million tonnes despite a reduction in the sales of No.3 clean coal by 0.78 million tonnes.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June 2003, 30th June 2002, and 31st December 2002 respectively; and in 2002:

(prepared in accordance with IFRS)

	For the six months ended 30th June,		For the six months ended 31st December,	For the year ended 31st December,
	2003	2002	2002	2002
	Average price of coal products (RMB per tonne)
Clean Coal
No.1 Clean Coal	245.9	237.6	236.0	237.0
No.2 Clean Coal	191.5	207.7	202.6	204.7
Domestic	234.9	249.2	217.2	232.0
Exports	187.1	206.0	202.1	203.7
No.3 Clean Coal	179.8	192.5	179.5	186.0
Domestic	184.1	184.6	184.1	184.4
Exports	176.9	195.7	177.4	186.7
Subtotal for Clean Coal	185.9	198.1	188.7	193.1
Domestic	195.3	194.1	189.6	191.8
Exports	181.8	199.4	188.5	193.6
Screened Raw Coal	176.4	176.2	174.5	175.3
blended Coal and others	110.8	96.7	102.5	100.1
Average	171.6	181.0	174.1	177.3
Average: domestic	166.3	167.9	164.2	165.9

Notes:	1.	The average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.
	2.	The historic average price per tonne of the same type of products for the six months ended 31st December, 2002 was calculated based on the following formula:

		(Net sales of the same type of products for the year ended 31st December, 2002) less (net sales of the same type of products for the six months ended 30th June, 2002)

		(Sales volume of the same type of products for the year ended 31st December, 2002) less (sales volume of the same type of products for the six months ended 30th June, 2002)

	3.	Information relating to the net sales and sales volume for the six months ended 30th June, 2002 and for the year ended 31st December, 2002 were set out in the Company’s 2002 interim report and 2002 annual report, respectively.

The Company’s average coal price for the first six months of 2003 was RMB171.60/tonne, representing a decrease of 5.2% or RMB9.40/tonne as compared to the same period last year. Average domestic coal price decreased 1.0% while average export coal price decreased 8.8%.

Decrease in average coal price was caused by: 1) significant increase in domestic sales of lower-priced raw coal, blended coal and other types of coal; and 2) the Company’s export coal price in the first quarter was based on the lower contract price of the preceding year. As a result, rate of decrease in export coal price in the first quarter of 2003 was fairy higher than the same period last year.

Net Sales of Coal

Net sales of coal increased RMB500 million, or 17.1%, to RMB3,428.6 million in the first half of 2003 as compared to the same period last year. Among which, net domestic sales increased RMB597.4 million, or 37.7%, to RMB2,181.4 million while net export sales decreased RMB97.388 million, or 7.2%, to RMB1,247.2 million, as compared to the same period in 2002.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2003 and 2002 respectively:

(prepared in accordance with IFRS)

	For the six months ended 30th June, 2003			For the six months ended 30th June, 2002
	(unaudited)			(unaudited)
	Sales volume ‘000 tonnes	Net sales RMB’000	% of total net sales (%)	Sales volume ‘000 tonnes	Net sales RMB’000	% of total net sales (%)
Clean Coal
No. 1 Clean Coal	257.7	63,366	1.8	258.1	61,322	2.1
No. 2 Clean Coal	3,634.8	695,996	20.3	2,504.1	520,186	17.7
Domestic	334.1	78,461	2.3	103.1	25,699	0.8
Exports	3,300.7	617,535	18.0	2,401.0	494,487	16.9
No. 3 Clean Coal	5,891.2	1,058,955	30.9	6,129.5	1,179,900	40.3
Domestic	2,331.8	429,250	12.5	1,786.4	329,759	11.3
Exports	3,559.4	629,705	18.4	4,343.1	850,141	29.0
Subtotal of Clean Coal	9,783.7	1,818,317	53.0	8,891.7	1,761,408	60.1
Domestic	2,923.6	571,077	16.6	2,147.6	416,780	14.2
Exports	6,860.1	1,247,240	36.4	6,744.1	1,344,628	45.9
Screened Raw Coal	7,331.8	1,293,075	37.7	5,814.8	1,024,717	35.0
Blended Coal and others	2,864.2	317,233	9.3	1,473.6	142,484	4.9
Total	19,979.7	3,428,625	100.0	16,180.1	2,928,609	100.0
Total: domestic	13,119.6	2,181,385	63.6	9,436.0	1,583,981	54.1

Railway Assets

Coal deliveries made by Railway Assets in the first half of 2003 were 13.86 million tonnes, representing an increase of 0.79 million, or 6.0%, as compared to the same period last year. Railway transportation service income for the first six months of 2003 was RMB75.989 million, representing an increase of RMB7.998 million, or 11.8%, over the same period last year.

Cost and Expenses

The following table sets out the Company’s principal operating expenses, which are also expressed as percentages of total net sales, for each of the six months ended 30th June, 2003 and 2002 respectively:

	Six months ended 30th June,
	2003	2002	2003	2002
	(RMB’000) (unaudited)		(% of total net sales) (unaudited)
Net sales
Net sales of coal	3,428,625	2,928,609	97.8	97.7
Railway transportation service income	75,989	67,991	2.2	2.3
Total net sales	3,504,614	2,996,600	100.0	100.0
Cost of goods sold and railway transportation service
Materials	446,973	338,784	12.8	11.3
Wages and employee benefits	429,853	312,262	12.3	10.4
Electricity	141,058	115,125	4.0	3.9
Depreciation	434,622	380,646	12.4	12.7
Repairs and maintenance	154,926	131,892	4.4	4.4
Land subsidence	131,473	104,972	3.7	3.5
Mining rights expenses	9,802	9,802	0.3	0.3
Other transportation fees	26,037	17,864	0.7	0.6
Other manufacturing costs	94,164	45,483	2.7	1.5
Total cost of goods sold and railway transportation service	1,868,908	1,456,830	53.3	48.6
Selling, general and administration expenses	636,167	533,334	18.2	17.8
Total operating expenses	2,505,075	1,990,164	71.5	66.4

Total operating expenses for the first six months of 2003 increased RMB514.9 million, or 25.9%, to RMB2,505.1 million as compared to the same period last year. Among which, cost of goods sold and railway transportation service increased 28.3% while selling, general and administration expenses increased 19.3%.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial report of 2003 and 2002 respectively. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to note 15 to the financial information prepared in accordance with IFRS.

In the first half of 2003, net sales of the Company increased RMB508 million, or 17.0%, to RMB3,504.6 million from RMB2,996.6 million over the same period in 2002, among which, (1) net sales of coal were RMB3,428.6 million, representing an increase of RMB500 million, or 17.1%, as compared to RMB2,928.6 million of the same period in 2002. The increase was the result of an offset between an increase of RMB687.7 million attributable to increase in sales volume and a decrease of RMB187.7 million attributable to lower coal price; and (2) income generated from railway transportation service increased by RMB7.998 million or 11.8% to RMB75.989 million from RMB67.991 million of the same period last year due to the increase in the volume of coal deliveries made by the Railway Assets where transportation expenses were calculated on ex-mine basis and were borne by the customers.

Cost of goods sold and railway transportation service increased RMB412.1 million, or 28.3%, to RMB1,868.9 million for the first six months of 2003, as compared to RMB1,456.8 million for the same period of 2002. This was mainly due to the increase in coal production, wages and employee benefits. Cost of sales per tonne increased by RMB3.36 or 3.8% to RMB91.86 from RMB88.5 of the same period last year. The increase was attributable to the following: (1) Starting from 2002, the Company paid an additional housing allowance to the employees at a percentage of their wages. In the first half of 2003, housing allowance was recorded at RMB 57.04 million, resulting in an increase of RMB2.85 in cost of sales per tonne;(2) the Company invested additional RMB15 million on improving safety production facilities at coal mining sites, resulting in an increase of

RMB0.75 in cost of sales per tonne; and (3) increased production efficiency and effective costs control under a strengthened management system partially offset the impact to the Company of the above-mentioned increases in cost of sales.

Selling, general and administration expenses (“SG&A”) were RMB636.2 million in the first half of 2003, representing an increase of RMB102.9 million, or 19.3%, from RMB533.3 million of the same period last year. The increase in SG&A was mainly due to: (1) an increase in labor insurance of RMB18.191 million; (2) an increase in coal resource compensation fees of RMB20.761 million; (3) an increase in R&D expenses of RMB36.037 million; (4) an increase in supplementary medical insurance of RMB14.234 million; and (5) an increase attributable to higher production output and increased sales volume.

The Company’s operating income increased RMB8.168 million, or 0.8%, to RMB1,057 million for the first six months of 2003 as compared to RMB1,048.9 million for the same period last year.

Interest expenses of the Company decreased RMB26.017 million, or 40.7%, to RMB37.971 million for the first six months of 2003 from RMB63.988 million for the same period last year. This was primarily due to the decrease in deemed interest expenses.

Income before tax increased RMB34.185 million, or 3.5%, to RMB1,019.1 million for the first six months of 2003 as compared to RMB984.9 million for the same period last year.

Net income increased RMB41.579 million, or 6.0%, to RMB738 million for the first six months of 2003 from RMB696.4 million for the same period last year.

Total assets as at 30th June 2003 decreased RMB147.7 million, or 1.1%, to RMB12,776.3 million as compared to RMB12,924.0 million as at 31st December, 2002. The decrease was a result of an offset between an increase attributable to the operation activities and a decrease after partial repayment of its long-term bank loans.

Total liabilities as at 30th June, 2003 decreased RMB586.3 million, or 20.1%, to RMB2,337.8 million as compared to RMB2,924.1 million as at 31st December, 2002. The decrease in the total liabilities was a result of partial repayment of its long-term bank loans during the reporting period.

Shareholders’ equity as at 30th June 2003 increased RMB439.5 million, or 4.4%, to RMB10,434.5 million from RMB9,995.0 million as at 31st December, 2002. This was principally attributable to the increase in the retained earnings of profits arising from the Company’s operation activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2003. The Company’s cash received for the period have been used primarily on operating activities expenditure, purchase of property, plants and equipment, payment of shareholders’ dividends and partial repayment of long-term bank loans.

As at 30th June, 2003, the balance of bills and accounts receivable were RMB972.1 million, representing an increase of RMB169.2 million or 21.1% from RMB802.9 million as at 31st December, 2002. Out of the total receivables for the period, bills receivable accounted for RMB487.0 million, representing an increase of RMB247.0 million, or 102.9%, as compared to RMB240.0 million as at 31st December, 2002. Increase in bills receivable was primarily due to the increase in bank bills as a result of a substantial increase in coal sales volume. As at 30th June, 2003, accounts receivable decreased RMB77.908 million, or 13.8%, to RMB485.0 million from RMB563.0 million as at 31st December, 2002. The decrease was a result of the Company’s strengthened efforts to collect its outstanding accounts receivables.

As at 30th June, 2003, inventories decreased RMB28.812 million, or 5.0%, to RMB 547.8 million from RMB576.6 million as at 31st December, 2002. Strengthened management and strict cost control effectively reduced the Company’s inventories of auxiliary materials, spare parts and small tools.

Prepayment and other current assets as at 30th June 2003 decreased RMB18.621 million, or 2.5%, to RMB737.4 million as compared to RMB756.0 million as at 31st December, 2002.

Decrease in payables of materials and equipments has caused total bills and accounts payable as at 30th June 2003 to decrease RMB233.5 million, or 38.7%, to RMB369.2 million as compared to RMB602.7 million as at 31st December, 2002.

Other payables and accrued expenses increased RMB328.1 million, or 51.7%, to RMB962.9 million as at 30th June, 2003 from RMB634.8 million as at 31st December, 2002 as a result of an increase in accounts payable of dividends to shareholders and repairing expenses.

Long-term liabilities as at 30th June 2003 decreased RMB600.0 million, or 47.6%, to RMB661.3 million as compared to RMB1,261.3 million as at 31st December 2002 after an early partial repayment of some of its long-term bank loans.

In the first half of 2003, capital expenditure was RMB181.2 million. This was mainly used for the purchase of properties, machinery and equipment.

In the first half of 2003, the Company has paid RMB6.49 million to the Parent Company for the coal mining rights.

As at 30th June, 2003, the debt to equity ratio was 5.8%.

TAXATION

The Company is subject to an income tax rate of 33% on its taxable profits for the reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to note 15 to the interim financial statements prepared in accordance with IFRS for the period ended 30th June 2003.

OUTLOOK FOR THE SECOND HALF OF 2003

In the first half of 2003, the Company overcame the negative impact of decrease in coal price and achieved stable growth in operating results through the implementation of policies such as increasing sales volume, adjusting product structure and cost control. The demand and supply in both domestic and overseas coal markets are expected to maintain overall stability in the next half year, which will be beneficial to the Company in achieving its annual operating targets.

An increase in both supply and demand in the domestic coal market. China’s GDP is estimated to increase for more than 7% in 2003 in spite of the impact of SARS on China’s economic growth. The rapid and continuous growth in electricity power generation, construction and metallurgical industries will lead to a large increase in the demand for coal. It is estimated that the annual domestic coal demand will increase by 150 million tonnes, among which 95 million tonnes will be consumed by thermal power plants. The Chinese Government will continue to regulate production safety in coal mines by shutting down small coal mines which do not reach production safety standards and will further increase production safety level. Coal supply will keep pace with the increasing trend as in the first half year, which will assist in reaching an equilibrium in coal supply and demand, and to secure stable coal price. The demand and supply of thermal coal in the domestic coal market will be in equilibrium and at a stable price. The excess of coking coal demand over supply will be relieved and the coking coal price will fall slightly.

International thermal coal market is favorable to the Company in the increase of its coal export. Coking coal will be in short supply and its price will remain high. Oil price remains at a high level. Coal has an unique position in the world’s energy sources. Thermal coal is over-supplied in the global coal market. Several Australian coal producers are planning to reduce their production volume due to the appreciation of Australian Dollars, the increase of freight rate and the lower price in the spot market. This may cause the coal price to increase and place the Company in an advantageous position in Northeast Asia thermal coal market. Due to the recovery of thermal coal price in the European market, there was a slight increase in the Australian BJ spot price. There is excess of coking coal demand over supply. In addition, coking coal producers in countries such as U.S.A and Canada have lowered their production, the demand for coking coal from coking coal importing countries such as Brazil and India increased, and the coking coal price remains high. This will help to stabilize the semi-soft coking coal price.

The operating result of the Company will increase steadily. The Company has signed sales contracts with Japanese customers to export 10.68 million tonnes of coal in 2003, among which, the contract volume of No. 2 clean coal increased by 730,000 tonnes and the contract volume of No. 3 clean coal decreased by 1.22 million tonnes as compared with the same period in 2002. The contract prices of both No. 2 clean and No. 3 clean coal decreased by USD1.35/tonne as compared with that of last year. The average contract price of export coal in 2003 will decrease by USD1.14/tonne, or 3.6%, as compared with the average contract price in 2002. It is estimated that the average coal export price of the Company in the second half of 2003 will be lower than that of the first half of 2003. The Company estimates that the annual total coal export volume will reach 14 million tones. It is estimated that the domestic coal sale price will remain the average price level of 2002 and sales volume will continue to increase in the second half of 2003. The unit cost will be tightly controlled to ensure that it will not be higher than that of 2002. The operating result of the Company will thereby increase steadily.

Operating strategies in the second half of 2003: (i) Increase production and enlarge sales volume. The Company will take advantage of the good reputation of its coal products in both domestic and overseas markets and continue to increase both the production and sales volume. (ii) The Company will continue to improve its product quality and implement the “Four optimizing” measures of coal sales. The Company will further improve its coal washing and selection system to upgrade the quality of its coal products. The market reputation and operating results of the Company will be further improved by optimizing the product structure, transportation method, market direction and port selection. (iii) Strengthen the management and control costs. The Company will continue to improve the mining technology and production efficiency, lower unit fixed costs, advance the bolting net supporting and auxiliary transportation reform, and lower the consumption of materials. The Company will improve the EPR management system and reinforce the management of costs and expenses. (iv) Seek opportunities for the acquisition and development of new coal mines. The Company will make good use of its advantages in technology, market share, management, etc. to seek opportunities in domestic and overseas markets and related businesses to acquire quality coal mines and develop new coal mines. In this way the Company will enhance its profitability level and expand the business scale for sustainable development.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends

At the 2002 annual general meeting of the Company held on 27th June, 2003, the shareholders of the Company approved a final dividend of RMB298.48 million (including tax), or RMB0.104 per share (including tax) to be declared and paid to the shareholders. Such final dividend had been paid to shareholders of the Company on 18th July, 2003.

Interim Dividends

There will be no payment of interim dividends to the shareholders of the Company. Conversion of surplus reserves into shares of capital will not take place.

Connected Transactions

The Company’s connected transactions during the first half of 2003 are set out in note 13 to the financial statements prepared in accordance with IFRS.

The second supplemental agreement to the materials and services supply agreement was entered into between the Company and the Parent Company on 29th May, 2003 (the “Second Supplemental Agreement”), contents of the agreement were disclosed in the circular to shareholders dated 30th May, 2003, and came into effect after the approval by independent shareholders at the annual general meeting for the year 2002 held on 27th June, 2003.

The Materials and Services Supply Agreement dated 17th October 1997, the Supplemental Agreement dated 30th October 2001 (both entered into between the Company and the Parent Company and contents of such agreements were disclosed in the combined offering prospectus dated 24th March, 1998 and the circular to shareholders dated 22nd November, 2001 respectively) and the Second Supplement Agreement defined the on-going supply of materials and services between the Company and the Parent Company.

The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) has on 11th July, 2003 granted a conditional waiver (the “Waiver”) to the Company from strict compliance with the requirements of disclosure by way of press announcement and shareholders’ approval as stipulated in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

(the “Listing Rules”) in respect of the connected transactions in accordance with the above agreements between the Company and the Parent Company for a period of three financial years ending 31st December, 2005. The upper limits of the Waiver were as follows: the value of connected transactions relating to the provision of materials and services by the Company to the Parent Company shall not exceed 13% of the Company’s audited consolidated net sales in the immediately preceding financial year, and the value of connected transactions relating to the provision of materials and services by the Parent Company to the Company shall not exceed 26% of the Company’s audited consolidated net sales in the immediate preceding financial year.

The on-going connected transactions in accordance with above agreements shall be: (1) entered into by the Company in the ordinary and usual course of its business; (2) conducted either on normal commercial terms, or where there is no available comparison, on terms that are fair and reasonable so far as the Company and its subsidiary, and the shareholders of the Company are concerned; and (3) entered into either in accordance with the terms of the above agreements, or where there are no such agreements, on terms no less favorable than those available to or from independent third parties. The Independent Non-executive Directors and auditors of the Company shall review the above-mentioned on-going connected transactions annually.

Investment for Establishment of Jining Sihe Port

The Company’s board of directors held a meeting on 11th April, 2003, at which a resolution has been passed to approve the opening of an inland river route connecting Jining III coal mine to the Jinghang Grand Canal by the construction of the Jining Sihe Coal Port which is adjacent to Jining III coal mine.

The handling capacity of the Jining Sihe Coal Port is expected to be 5 million tonnes per year. Its construction consists of two phases. The first phase of this project will mainly include a dock with loading capacity of 1,000 tonnes and a coal stockpile of 180 thousand tonnes. Its handling capacity is expected to be 3 million tonnes per year. Depending on the operation of the first phase of the Jining Sihe Coal Port, the Company may carry out feasibility study on, and the construction of, the second phase of the project.

Construction of the first phase of the Jining Sihe Coal Port has already commenced and is expected to be completed before the end of 2003. The estimated investment for the construction of the first phase of the Jining Sihe Coal Port is RMB250 million. The Company will use its internal capital resources to construct the Jining Sihe Coal Port.

Acquisition of equity interest in Zoucheng Nanmei Shipping Co., Ltd.

An Equity Transfer Agreement was entered into between the Company and Nantun Coal Mine Staff Labor and Service Company (the “Labor Company”) after its approval by a meeting of the Board of Directors held on 15th August, 2003. According to the Equity Transfer Agreement, the Company will acquire an 80% equity interest in Zoucheng Nanmei Shipping Co., Ltd. from the Labor Company. The consideration is approximately RMB10.164 million and will be satisfied by the Company’s internal capital resources. Details can be found in the announcement in domestic China Securities, Shanghai Securities, and Wen Wei Po and South China Morning Post of Hong Kong on 18th August, 2003.

Borrowing

The Company entered into a long term borrowing contract (the “Borrowing Contract”) with the Bank of China on 3rd December, 2001 and borrowed RMB1.2 billion from the Bank of China on 4th January, 2002. The loan was applied to finance the acquisition of Railway Assets from the Parent Company.

The Borrowing Contract stipulates that the interest rate of the loan is 6.21% per annum, subject to adjustment in accordance with the adjustment of statutory interest rate or method of calculation of interest made by the State during the term of the Borrowing Contract. According to the newest statutory interest rate announced by the People’s Bank of China, the interest rate of the loan has been adjusted to 5.76% per annum from 1st January, 2003.

The loan period commenced on the date of the signing of the Borrowing Contract and will expire on the date on which the last instalment of principal and interest is repaid, which should be no more than 96 months. The Company has made an earlier repayment of RMB600 million to the Bank of China on 30th June, 2003.

Details for borrowings are set out in note 12 to the financial statements prepared in accordance with IFRS contained herein.

Material Contracts

The second supplemental agreement to the materials and services supply agreement was entered into between the Company and the Parent Company on 29th May, 2003. The details are set out in the “Connected Transactions” section above.

Save as disclosed above, the Company was not a party to any other material contract during the six months ended 30th June, 2003.

Purchase, Sale or Redemption of Shares

During the six months ended 30th June, 2003, the Company or any of its subsidiaries did not purchase, sell or redeem any of its shares.

Compliance with Code of Best Practice

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2003, in compliance with the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Impact of the Exchange Rate Fluctuation on the Company

Coal exports of the Company are all settled in US dollars. China adopts a floating exchange rate which is under the State’s supervision. During the period under review, exchange rate from RMB to US dollars varied slightly and has no main influence on the Company.

Change of place of business in Hong Kong

The Company’s place of business in Hong Kong has been changed to Rooms 805-808, Alexandra House, 16-20 Chater Road, Central, Hong Kong on 28th July, 2003.

Employees

As at 30th June, 2003, the Company had 28,138 employees, of whom 1,795 were administrative personnel, 881 were technicians, 21,651 were directly involved in coal production and 3,811 were supporting staff.

Material Litigation and Arbitration

The Company was not involved in any material litigation and arbitration during the period of this report.

Auditors

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

On behalf of the Board Chairman Mo Liqi

15th August, 2003

Zoucheng, People’s Republic of China

The interim report of the Company for the six-month period ended 30th June, 2003 containing all the information required by paragraghs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited within 14 days from the date of this announcement.

INTERIM RESULTS

The unaudited interim operating results of the Company for the six months ended 30th June, 2003 prepared in comformity with (i) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”) and (ii) the International Financial Reporting Standards (“IFRS”).

(i) Unaudited financial information prepared under PRC GAAP.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2003 TO JUNE 30, 2003

	The Group Six months ended June 30,		The Company Six months ended June 30,
	2003	2002	2003	2002
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue from principal operations	4,427,879,818	3,780,370,046	4,427,879,818	3,780,370,046
Less: Cost of principal operations	1,999,944,009	1,572,614,620	2,000,043,993	1,578,679,680
Sales taxes and surcharges	53,654,994	50,489,605	53,654,994	50,367,046
Profit from principal operations	2,374,280,815	2,157,265,821	2,374,180,831	2,151,323,320
Add: Profits from other operations	33,280,264	19,257,160	29,154,080	14,852,699
Less: Operating expenses	903,853,042	781,281,891	902,550,577	777,461,546
General and administrative expenses	599,243,171	485,864,557	598,685,387	485,349,056
Financial expenses	28,122,556	30,995,763	28,129,884	31,006,049
Operating profit	876,342,310	878,380,770	873,969,063	872,359,368
Add: Investment income	1,478,333	—	2,389,488	2,831,482
Subsidy income	4,495,207	—	4,495,207	—
Non-operating income	3,771,816	1,750,353	3,673,897	1,750,353
Less: Non-operating expenses	8,858,613	4,496,573	8,855,669	4,490,260
Total profits	877,229,053	875,634,550	875,671,986	872,450,943
Less: Income taxes	299,630,188	288,114,506	298,901,475	287,505,031
Minority interest	828,354	2,574,132	—	—
Net profit	576,770,511	584,945,912	576,770,511	584,945,912
Add: Retained earnings at the beginning of the year	1,751,708,336	1,197,704,033	1,751,872,206	1,197,704,033
Profits available for appropriation	2,328,478,847	1,782,649,945	2,328,642,717	1,782,649,945
Less: Appropriations to statutory common reserve fund	—	—	—	—
Appropriations to statutory common welfare fund	—	—	—	—
Profits available for appropriation to shareholders	2,328,478,847	1,782,649,945	2,328,642,717	1,782,649,945
Less: Ordinary share dividend	—	—	—	—
Retained earnings at the end of the period	2,328,478,847	1,782,649,945	2,328,642,717	1,782,649,945

(ii) Unaudited Financial Information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Six months ended June 30,
	Notes	2003	2002
		RMB’000	RMB’000
		(unaudited)	(unaudited)
Gross sales of coal	3	4,298,236	3,662,013
Transportation costs of coal	3	(869,611)	(733,404)
Net sales of coal	3	3,428,625	2,928,609
Railway transportation service income		75,989	67,991
Cost of sales and service provided	4	(1,868,908)	(1,456,830)
Gross profit		1,635,706	1,539,770
Selling, general and administrative expenses	5	(636,167)	(533,334)
Other operating income	6	57,488	42,423
Operating income		1,057,027	1,048,859
Interest expenses	7	(37,971)	(63,988)
Income before income taxes		1,019,056	984,871
Income taxes	8	(280,262)	(285,910)
Income before minority interest		738,794	698,961
Minority interest		828	2,574
Net income		737,966	696,387
Appropriations to reserves		131,036	551,732
Dividend		298,480	287,000
Earnings per share	9	RMB0.26	RMB0.24
Earnings per ADS	9	RMB12.86	RMB12.13

CONDENSED CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2003

	Notes	At June 30, 2003	At December 31, 2002
		RMB’000	RMB’000
		(unaudited)	(audited)
ASSETS
CURRENT ASSETS
Bank balances and cash		1,452,113	1,544,173
Restricted cash		37,406	51,761
Bills and accounts receivable	10	972,085	802,929
Investments in securities		88,702	88,702
Inventories	11	547,767	576,579
Other loan receivable		100,000	—
Prepayments and other current assets		737,398	756,019
TOTAL CURRENT ASSETS		3,935,471	3,820,163
MINING RIGHTS		115,919	119,231
LAND USE RIGHTS		611,526	618,206
PROPERTY, PLANT AND EQUIPMENT, NET		7,955,542	8,276,941
GOODWILL		86,826	51,660
NEGATIVE GOODWILL		(69,051)	(82,861)
INVESTMENTS IN SECURITIES		1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES		30,138	30,138
DEFERRED TAX ASSET		108,175	88,807
TOTAL ASSETS		12,776,306	12,924,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bills and accounts payable		369,174	602,725
Other payables and accrued expenses		962,946	634,790
Provision for land subsidence, restoration, rehabilitation and environmental costs		141,735	83,044
Amounts due to Parent Company and its subsidiary companies	13	66,576	285,308
Taxes payable		136,016	56,867
TOTAL CURRENT LIABILITIES		1,676,447	1,662,734
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES—DUE AFTER ONE YEAR	13	61,341	61,341
LONG-TERM BANK BORROWING	12	600,000	1,200,000
TOTAL LIABILITIES		2,337,788	2,924,075
COMMITMENTS
SHAREHOLDERS’ EQUITY		10,434,519	9,995,033
MINORITY INTEREST		3,999	4,937
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,776,306	12,924,045

NOTES TO THE CONDENSED FINANCIAL STATEMENT PREPARED UNDER IAS

1.	BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between International Financial Reporting Standard (“IFRS”) and PRC GAAP are stated in note 14.

The condensed financial statements reflect additional disclosures to conform with the disclosure requirements of the Hong Kong Companies Ordinance and with presentations customary in the United States of America.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 15.

2.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in coal railway transportation business. The Group operates only in the PRC. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), China National Minerals Import and Export Co., Ltd. (“National Minerals Company”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, National Minerals Company or Shanxi Coal Corporation. The Company’s subsidiary is engaged in trading and processing of mining machinery in the PRC. No separate segment information about the subsidiary’s business is presented in these financial statements as the underlying gross sales, results and assets of the subsidiary’s business are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions—coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	— Underground mining, preparation and sales of coal
Coal railway transportation	— Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2003
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	4,298,236	75,989	—	4,374,225
Inter-segment	—	194,767	(194,767)	—
Total	4,298,236	270,756	(194,767)	4,374,225
Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,114,822	115,111	—	1,229,933
Unallocated corporate expenses				(181,395)
				1,048,538
Unallocated corporate income				8,489
Operating income				1,057,027

	For the six months ended June 30, 2002
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External	3,662,013	67,991	—	3,730,004
Inter-segment	—	188,707	(188,707)	—
Total	3,662,013	256,698	(188,707)	3,730,004
Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	997,228	135,518	—	1,132,746
Unallocated corporate expenses				(97,165)
				1,035,581
Unallocated corporate income				13,278
Operating income				1,048,859

3.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Domestic sales of coal, gross	2,507,618	1,795,523
Less: Transportation costs	326,233	211,542

Domestic sales of coal, net	2,181,385	1,583,981

Export sales of coal, gross	1,790,618	1,866,490
Less: Transportation costs	543,378	521,862

Export sales of coal, net	1,247,240	1,344,628

Net sales of coal	3,428,625	2,928,609

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB1.20 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau.

The resource tax for each of six months ended June 30, 2003 and 2002 amounted to RMB24,966,000 and RMB21,681,000, respectively.

4.	COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Materials	446,973	338,784
Wages and employee benefits	429,853	312,262
Electricity	141,058	115,125
Depreciation	434,622	380,646
Land subsidence, restoration, rehabilitation and environmental costs	131,473	104,972
Repairs and maintenance	154,926	131,892
Annual fee and amortization of mining rights	9,802	9,802
Transportation costs	26,037	17,864
Others	94,164	45,483
	1,868,908	1,456,830

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Retirement benefits scheme contributions	174,279	156,088
Wages and employee benefits	52,369	82,581
Additional medical insurance	14,234	—
Depreciation	20,387	12,501
Amortization of goodwill	4,834	389
Distribution charges	20,687	44,057
Allowance for doubtful debts	30,235	35,023
Resource compensation fees	42,204	21,443
Repairs and maintenance	4,760	3,744
Research and development	49,286	13,249
Staff training costs	13,377	5,146
Freight charges	6,389	1,361
Others	203,126	157,752
	636,167	533,334

6.	OTHER OPERATING INCOME

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Gain on sales of auxiliary materials	26,124	13,079
Interest income from bank deposits	7,356	13,278
Release of negative goodwill to income	13,810	13,810
Government grants	4,495	—
Others	5,703	2,256
	57,488	42,423

7.	INTEREST EXPENSES

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Interest expenses on:
— bank borrowing wholly repayable within 5 years	35,154	3,666
— bank borrowing not wholly repayable within 5 years	—	39,639
— bills receivable discounted without recourse	186	705
Deemed interest expenses	2,631	19,978
	37,971	63,988

No interest was capitalized during the relevant periods.

8.	INCOME TAXES

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Income taxes	299,630	288,114
Deferred tax credit	(19,368)	(2,204)
	280,262	285,910

The Group is subject to a standard income tax rate of 33%. However, the effective income tax rate of the Group for the current period is 28% (six months ended June 30, 2002: 29%). The major reconciling item is the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IFRS.

9.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the six months ended June 30, 2003 and 2002 is based on the net income for the period of RMB737,966,000 and RMB696,387,000, respectively, and on the weighted average number of 2,870,000,000 shares in issue during the relevant periods.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS representing 50 H shares.

10.	BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
Total bills receivable	487,038	239,974
Total accounts receivable	582,218	639,038
Less: Allowance for doubtful debts	(97,171)	(76,083)
Total bills and accounts receivable, net	972,085	802,929

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The Group made allowance for doubtful debts of RMB21,088,000 and RMB35,023,000 for the six months ended June 30, 2003 and 2002, respectively.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
1—180 days	705,154	551,795
181—365 days	178,458	182,371
1—2 years	107,614	99,633
2—3 years	58,011	38,388
Over 3 years	20,019	6,825
	1,069,256	879,012

11.	INVENTORIES

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
COST
Auxiliary materials, spare parts and small tools	239,728	309,246
Coal products	308,039	267,333
	547,767	576,579

12.	LONG-TERM BANK BORROWING

During the year ended December 31, 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000. The loan bears interest at 6.21% per annum and is repayable in instalments over a period of 7 years, the first repayment instalment of which is due in August 2004. The proceeds were used to finance the acquisition of Railway Assets.

During the six months ended June 30, 2003, the interest rate of the bank loan has been adjusted to 5.76%, pursuant to the terms of the loan agreement. Following an early partial repayment of the bank loan of RMB600,000,000 during the period, the remainder of the loan is repayable in instalments over a period of 3 years, the first repayment instalment of which is due in August 2004.

The above loan is repayable as follows:

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
Within one year	—	—
More than one year, but not exceeding two years	200,000	200,000
More than two years, but not exceeding five years	400,000	600,000
Exceeding five years	—	400,000
	600,000	1,200,000

13. RELATED PARTY TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2003 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	66,576	285,308
More than one year, but not exceeding two years	10,483	10,483
More than two years, but not exceeding five years	27,721	27,721
Exceeding five years	23,137	23,137
Total due	127,917	346,649
Less: amount due within one year	66,576	285,308
Amount due after one year	61,341	61,341

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayment.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Income
Sales of coal	79,009	55,788
Sales of auxiliary materials	180,480	—
Gain on sales of auxiliary materials	—	8,399
Utilities and facilities	14,500	2,500
Railway transportation services	26	266
Expenditure
Utilities and facilities	300	870
Electricity	154,119	—
Annual fee for mining rights	6,490	6,490
Purchases of supply materials	181,342	68,831
Repairs and maintenance services	92,217	108,437
Social welfare and support services	95,670	88,674
Technical support and training	7,565	7,565
Road transportation services	13,417	16,921

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Sales of coal	21,501	20,243

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB33,973,000 and RMB31,375,000 for each of the six months ended June 30, 2003 and 2002, respectively, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2003 and 2002, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

On January 1, 2002, the Company acquired the Railway Assets from the Parent Company.

In addition to the above, the Company participates in a multi-employer plan of the Parent Company in respect of retirement benefits.

14.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii)	recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities;

(iii)	negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recongized under PRC GAAP;

(iv)	the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP; and

(v)	dividends proposed by the directors after the balance sheet date and subject to approval in the annual general meeting are adjusted in the financial statements under PRC GAAP as at the balance sheet date.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for six months ended June 30,		Net assets as at June 30, December 31,
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	737,966	696,387	10,434,519	9,995,033
Impact of IFRS adjustment in respect of:
— transfer to future development fund which is charged to income before income taxes under PRC GAAP	(131,034)	(115,784)	—	—
— deferred tax effect on temporary differences not recognized under PRC GAAP	(19,368)	(2,204)	(108,175)	(88,807)
— release of negative goodwill to income	(13,810)	(13,810)	(69,050)	(55,240)
— deemed interest expenses	2,631	19,978	102,182	99,551
— proposed final dividend	—	—	—	(298,480)
— others	386	379	6,903	6,517
As per financial statements prepared under PRC GAAP	576,771	584,946	10,366,379	9,658,574

Note:

There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

15.	SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The condensed financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the condensed consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2003	2002
	RMB’000	RMB’000
Net income as reported under IFRS	737,966	696,387
US GAAP adjustments:
Additional depreciation charged on property, plant and equipment and land use rights	94,084	91,755
Additional deferred tax charges attributable to differences in cost bases of property, plant and equipment and land use rights	(31,047)	(30,279)
Additional deferred tax charges attributable to capitalization of mining rights	(1,093)	(1,093)
Amortization of negative goodwill on acquisition of Jining III	(13,810)	(13,810)
Amortization of mining rights of Jining III	3,312	3,312
Amortization of goodwill arising on acquisition of Jining II	390	389
Amortization of goodwill arising on acquisition of Railway Assets	4,444	—
Net income under US GAAP	794,246	746,661
Earnings per share under US GAAP	RMB0.28	RMB0.26
Earnings per ADS under US GAAP	RMB13.84	RMB13.01

	At June 30, 2003	At December 31, 2002
	RMB’000	RMB’000
Shareholders’ equity as reported under IFRS	10,434,519	9,995,033
US GAAP adjustments:
Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on property, plant and equipment and land use rights	1,031,413	937,329
Additional deferred tax assets attributable to differences in cost bases of property, plant and equipment and land use rights	504,775	535,822
Goodwill arising on acquisition of Jining II	(11,270)	(11,660)
Negative goodwill arising on acquisition of Jining III, net	69,051	82,861
Mining rights of Jining III	(115,919)	(119,231)
Additional deferred tax asset attributable to capitalization of mining rights	38,253	39,346
Goodwill arising on contingent consideration for acquisition of Railway Assets	(75,556)	(40,000)
Shareholders’ equity under US GAAP	9,314,234	8,858,468

Under US GAAP, the Group’s total assets would have been RMB11,656,021,000 and RMB11,787,480,000 at June 30, 2003 and December 31, 2002, respectively.

Exhibit 99.2

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Yanzhou Coal Mining Company Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

This announcement is made by Yanzhou Coal Mining Company Limited (the "Company") pursuant to paragraph 2(2) of the listing agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

This announcement is a reproduction of the announcement made by the Company in Shanghai, the People's Republic of China (the "PRC") pursuant to the Listing Rules of the Shanghai Stock Exchange and is simultaneously published by the Company in Shanghai, PRC and in Hong Kong on 18 August 2003.

The Company and its board of directors (the "Directors") warrant the truthfulness, accuracy and completeness of this announcement, and accept joint and several responsibilities for any false representations, misleading statements or material omissions herein.

HIGHLIGHTS

*       Transaction details: The Company acquired from (Nantun Coal Mine Staff Labour and Service Company)* (the "Labour Company") its 80% equity interest in (Zoucheng Nanmei Shipping Co. Ltd.)* ("Zoucheng Nanmei") at a consideration of approximately RMB10,164,000.

*       Abstention of interested parties: According to the articles of association of the Company, any investment amounting to less than 10% of the Company's latest audited net asset value shall be approved by at least two-thirds of the Directors. There are altogether 11 Directors and four of them are interested Directors as they were nominated as Directors by (Yankuang Group Corporation Limited*) (the "Yankuang Group"), a State-owned and State solely invested company which holds approximately 58.19% of the total issued share capital of the Company. In the event of absention by such interested Directors, those eligible for voting will be less than the two-thirds of the Directors. As advised by the competent authority, the 4 interested Directors were allowed to vote in the proposed resolution, and the 11 Directors unanimously voted in favour of the proposed resolution.

*       Impact of the connected transaction on the Company: The transaction is conducive to improving the Company's transport and sales systems, expanding canal transportation, upgrading coal-delivery capacity and reducing coal transportation cost.

This announcement is made by the Company pursuant to paragraph 2(2) of the listing agreement entered into between the Company and The Stock Exchange of Hong Kong Limited.

This announcement is a reproduction of the announcement made by the Company in Shanghai, PRC pursuant to the Listing Rules of the Shanghai Stock Exchange and is simultaneously published by the Company in Shanghai, PRC and in Hong Kong on 18 August 2003.

1. PARTICULARS OF THE CONNECTED TRANSACTION

On 15 August 2003, the Company entered into the equity transfer agreement (the "Equity Transfer Agreement") with the Labour Company, whereby the Company has agreed to acquire from the Labour Company an 80% equity interest in the capital of Zoucheng Nanmei.

The Labour Company is a collective enterprise under the collective ownership of certain employees of the Nantun coal mine of the Yankuang Group and has no equity relationship with the Yankuang Group, except that its key management personnel were appointed by the Yankuang Group. Pursuant to the Listing Rules of the Shanghai Stock Exchange, the above transaction constitutes a connected transaction of the Company.

In the meeting of the board of Directors of the Company held on 15 August 2003, the Directors considered and approved the resolution on the acquisition by the Company of certain interests in Zoucheng Nanmei. According to the articles of association of the Company, any investment amounting to less than 10% of the Company's latest audited net asset value shall be approved by at least two-thirds of the Directors. There are altogether 11 Directors and four of them are interested Directors as they were nominated as Directors by the Yankuang Group. In the event of absention by such interested Directors, those eligible for voting will be less than two-thirds of the Directors. As advised by the competent authority, the 4 interested Directors of the Company were allowed to vote in the proposed resolution, and the 11 Directors unanimously voted in favour of the proposed resolution.

The three independent non-executive Directors of the Company had expressed their independent opinions, and were of the view that the connected transaction was approved according to formal voting procedures, and was fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aforesaid connected transaction does not require the approval from the relevant government authorities and shareholders of the Company.

2. INFORMATION ON THE CONNECTED PARTIES

The basic information of the Labour Company is as follows:

Registered Address:	Nantun Station, Beisu County, Zoucheng Municipality, Shandong Province, the People's Republic of China

Business Nature:	Collective enterprise

Legal Representative:	Sha Wenxian

Registered Capital:	RMB10,090,000

Business Scope:

Principally engaged in the trading of general merchandise, chemicals for general use, apparels, grocery, pastry, canned food, non-alcoholic drinks, leather products, rubber products, metal products and glass products for general use and hardware for construction use.

The Labour Company was established in September 1983, with an initial registered capital of RMB431,700, which was further increased to RMB3,510,000 and RMB10,090,000 in 1993 and 1997 respectively. In 2002, the Labour Company recorded operating revenue and net loss of RMB1,427,700 and RMB150,000 respectively. As at 31 December 2002, its total assets and net assets amounted to RMB33,304,500 and RMB18,766,400 (both unaudited) respectively.

3. BASIC INFORMATION ON ZOUCHENG NANMEI

Pursuant to the Equity Transfer Agreement, the Company would acquire an 80% equity interest of the Labour Company in Zoucheng Nanmei. The basic information of Zoucheng Nanmei is as follows:

Zoucheng Nanmei was incorporated with limited liability on 1 September 1994, with a registered capital of RMB5,500,000. It is principally engaged in river and lake transportation, and the sales of coal and construction materials, etc. Its annual water transportation capacity is approximately 2 million tonnes.

For the year ended 31 December 2002, Zoucheng Nanmei recorded sales revenue of RMB98,550,000 with net profit of RMB1,720,000 (both unaudited). As at 31 December 2002, its total assets and net assets amounted to RMB39,830,000 and RMB12,710,000 (both unaudited) respectively, with liabilities of RMB27,120,000 (unaudited).

4. PRICING POLICY AND SALIENT POINTS OF THE CONNECTED TRANSACTION

(1) Pricing Policy

Based on the net asset value of RMB12,710,000 as shown in the financial statements of Zoucheng Nanmei as at 31 December 2002, the consideration of the acquisition is approximately RMB10,164,000.

(2) Salient Points of the Equity Transfer Agreement

Date of Agreement:	15 August 2003

Completion:

The transfer of equity interest will be completed by the Labour Company and the Company upon fulfillment of all of the conditions thereof which includes, among other things, the payment of the consideration in the manner set out below.

Method of payment:

The Company will deposit the full amount of the consideration in the amount of approximately RMB10,164,000 into a bank account which will be maintained jointly with the Labour Company within 25 working days from the signing of the Equity Transfer Agreement.

Within 25 working days from the deposit of the consideration into the co-managed bank account, the Labour Company and the Company will complete the transfer of equity interest.

From 31 December 2002 to the completion date of the transfer of the equity interest, in the event that the change of net asset value in Zoucheng Nanmei exceeds 10%, an audit will be performed on the financial position of Zoucheng Nanmei, and the consideration of the transfer of equity interest will be adjusted and the consideration settled on the basis of the audited net asset value.

Warranties and undertakings:

The Labour Company has warranted that: 1. it has legal title on the equity interest to be transferred free of any security, pledge or any other encumbrances on such equity interest, nor is there any legal obstacles in respect of the transfer; 2. it will assist the Company in handling the formalities of completing the transfer of equity interest and other alterations; 3. it will not further dispose, transfer, pledge or deal with the equity interest to be transferred to any other third party upon the signing of the Equity Transfer Agreement. The Company has also warranted that it will not unreasonably withdraw from such acquisition of equity interest upon the signing of the Equity Transfer Agreement, and will not transfer its rights and obligations under the Equity Transfer Agreement to any other third party prior to the completion of such acquisition.

Fees and expenses:

The costs relating to approving and transferring such equity interest shall be borne by the responsible party in accordance with the law, and where it is not specified by the law, 50% of the expenses should be paid by each of the parties.

Effective Date of the Equity Transfer Agreement:

The effective date will fall on the day on which the Equity Transfer Agreement is signed and sealed by the legal representatives of each of the vendor and the purchaser, the vendor and Agreement: the purchaser or their authorised representatives under a power of attorney.

Default:

Breaching or non-performance of any of the obligations, representations, warranties and undertakings under the Equity Transfer Agreement by either of the parties shall constitute a default of the Equity Transfer Agreement, with the abiding party being compensated by the defaulting party in this respect.

5. APPROVAL, IMPLEMENTATION AND DISCLOSURE OF THE CONNECTED TRANSACTION

The Company’s acquisition of equity interest of the Labour Company in Zoucheng Nanmei constitutes a “connected transaction” under the Listing Rules of the Shanghai Stock Exchange.

The consideration of this acquisition amounted to approximately RMB10,164,000, representing approximately 0.11% of the audited net asset value of the Company as at 31 December 2002. According to the Listing Rules of the Shanghai Stock Exchange, a connected transaction in such scale is subject to the following approval and disclosure requirements: the recommendations of the independent directors, the approval by a meeting of the board of Directors (with the interested directors abstained from voting), the publication of press announcement in respect of the connected transaction, and the detailed disclosure of the implementation of the transaction in the annual report.

In accordance with the articles of association of the Company, investments amounting to less than 10% of its latest audited net asset value of the Company fall within the jurisdiction of the Directors, which will be subject to the approval of two-thirds of the Directors.

6.	CHANGE IN NATURE OF THE TRANSACTION BETWEEN THE COMPANY AND ZOUCHENG NANMEI PRIOR TO AND FOLLOWING THE ACQUISITION

Before the acquisition, the key management of Zoucheng Nanmei were also employees of the Company. Pursuant to the requirements as stipulated in the Standard Corporate Accounting Practice: Relationship with Related Parties and Disclosure of Related Parties Transactions issued by the Ministry of Finance of the People's Republic of China, the Company and Zoucheng Nanmei are related parties without controlling relationship and the transactions between them would constitute related party transactions.

Following the acquisition by the Company of an 80% equity interest in Zoucheng Nanmei, Zoucheng Nanmei will become a subsidiary of the Company and any transaction between the two parties will no longer constitute related party transaction on the grounds of "key management".

7.	EFFECTS OF THE CONNECTED TRANSACTION ON THE COMPANY

The Directors consider that:

The connected transaction referred to in this announcement is fair and reasonable and in the interests of the Company and independent shareholders.

The Company will benefit from the acquisition mainly in the following ways: (i) the Company may directly engage in river shipment of coal. Currently, river shipment is an operation which requires special approval in the transportation industry. Approval shall be obtained from the transportation authorities before the Company may engage in river shipment as an additional business segment and it would be rather difficult in setting up such operation, and Zoucheng Nanmei had already obtained approval for river shipment from the transportation authorities; (ii) such acquisition would alleviate the pressure associated with the reliance on transportation through the national railway system and thus relieve the bottleneck of transportation constraining the sale of coal; (iii) such acquisition would improve the canal transportation and sale system and provide a synergy for the production, transportation and sale of coal in the eastern part of Jinan, resulting in a reduction in the Company's transportation costs; (iv) Zoucheng Nanmei would mainly serve the Company in the transportation of coal. Currently, Zoucheng Nanmei has its own and leased shipping fleet and in normal operation, with an annual transportation capacity of approximately 2,000,000 tonnes. After the acquisition, the Company would not need to make substantial investment in the purchase of cargo ships.

8.	OPINION OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The independent non-executive Directors consider that the terms of and the consideration in the Equity Transfer Agreement entered into between the Company and the Labour Company are fair and reasonable. The resolution and voting procedures of and disclosure made by the board of Directors are in compliance with the relevant laws and regulations and the Company's articles of association, and are legal, valid and reflect the principles of integrity, fairness and equity. The connected transaction would contribute to cost reduction and profit enhancement and therefore is in the interests of the Company and its shareholders as a whole.

Details of the independent non-executive Directors' opinion are set out in the website of the Shanghai Stock Exchange, http://www.sse.com.cn

9.	DOCUMENTS AVAILABLE FOR INSPECTION

(1)	Resolutions of the meeting of the board of Directors of the Company.

(2)	Opinion of the independent non-executive Directors of the Company in respect of the connected transaction.

(3)	The Equity Transfer Agreement entered into between the Company and the Labour Company.

By Order of the Board of Directors
YANZHOU COAL MINING COMPANY LIMITED

/s/ MO LIQI
Chairman

Shandong, the PRC, 15 August 2003

* For identification purposes only